UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

WEBEX COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CISCO SYSTEMS, INC. (Parent of Offeror)

WONDER ACQUISITION CORP. (Offeror)

(Name of Filing Persons)

Common Stock, par value $0.001 per share (Title of Class of Securities)	94767L 10 9 (CUSIP Number of Class of Securities)

Dennis D. Powell

Senior Vice President and Chief Financial Officer

Cisco Systems, Inc.

170 West Tasman Drive

San Jose, California 95134

(408) 526-4000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark Chandler, Esq. Senior Vice President, Legal Services, General Counsel and Secretary Cisco Systems, Inc. 170 West Tasman Drive San Jose, California 95134 (408) 526-4000	Daniel J. Winnike, Esq. Douglas N. Cogen, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$2,851,485,777.00	$87,540.62

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $57.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Wonder Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cisco Systems, Inc., a California corporation (“Cisco”) and (ii) Cisco. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of WebEx Communications, Inc., a Delaware corporation (“WebEx”), at a purchase price of $57.00 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 1.	Summary Term Sheet.

The information set forth in the “Summary Term Sheet” and “Questions and Answers” of the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is WebEx Communications, Inc., a Delaware corporation. WebEx’s principal executive offices are located at 3979 Freedom Circle, Santa Clara, California 95054. WebEx’s telephone number at that address is (408) 435-7000.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, of WebEx. As represented by WebEx to Cisco and the Purchaser in the Agreement and Plan of Merger, dated as of March 15, 2007, by and among Cisco, Purchaser and WebEx, there were 50,026,061 Shares outstanding as of March 12, 2007. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by the Purchaser and Cisco. The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Cisco and the Purchaser” and Annex I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in “Questions and Answers,” “Introduction” and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Cisco and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with WebEx,” “Purpose of the Offer; Plans for WebEx” and “The Transaction Documents,” respectively, is incorporated herein by reference. Except as set forth therein, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed in this Item 5 between any of Cisco, the Purchaser, or any of their respective affiliates or subsidiaries or any of those persons listed on Annex I to the Offer to Purchase, on the one hand, and WebEx or any of its affiliates, on the other hand, concerning the merger, consolidation or acquisition, a tender offer for or other acquisition of securities of WebEx, an election of directors of WebEx or sale or transfer of a material amount of assets of WebEx.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the “Questions and Answers,” “Introduction” and Sections 6, 7, 12 and 13 of the Offer to Purchase entitled “Price Range of Shares; Dividends on the Shares,” “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Purpose of the Offer; Plans for WebEx,” and “The Transaction Documents,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Cisco and the Purchaser” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the “Introduction” and Sections 11, 12 and 18 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with WebEx,” “Purpose of the Offer; Plans for WebEx” and “Fees and Expenses,” respectively, is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in Annex I and Sections 9, 11, 12 and 13 of the Offer to Purchase entitled “Certain Information Concerning Cisco and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with WebEx,” “Purpose of the Offer; Plans for WebEx” and “The Transaction Documents,” respectively, is incorporated herein by reference.

(a)(2), (3) The information set forth in Sections 12, 15 and 16 of the Offer to Purchase entitled “Purpose of the Offer; Plans for WebEx,” “Conditions of the Purchaser’s Obligations” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in Sections 7, 10 and 16 of the Offer to Purchase entitled “Effect of Offer on Listing, Market for Shares and SEC Registration,” “Source and Amount of Funds” and “Certain Regulatory and Legal Matters,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 27, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

2

Exhibit Number	Description
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*

(a)(1)(viii)	Form of Summary Advertisement as published on March 27, 2007 in The New York Times.

(a)(5)(i)	Joint Press Release issued by Cisco and WebEx on March 15, 2007. (1)

(a)(5)(ii)	Press Release issued by Cisco on March 27, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 15, 2007, by and among Cisco, the Purchaser and WebEx. (2)

(d)(2)	Tender and Voting Agreement, dated as of March 15, 2007, by and between Cisco and Subrah S. Iyar. (3)

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO-C filed by Cisco Systems, Inc. on March 15, 2007.
(2)	Incorporated by reference to Exhibit 2.1 of WebEx Communications, Inc.’s Current Report on Form 8-K (File No. 000-30849) filed March 15, 2007.
(3)	Incorporated by reference to Exhibit 99.1 of WebEx Communications, Inc.’s Current Report on Form 8-K (File No. 000-30849) filed March 15, 2007.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

WONDER ACQUISITION CORP.

By:	/s/ MARK CHANDLER Name: Mark Chandler Title: Vice President and Secretary

CISCO SYSTEMS, INC.

By:	/s/ MARK CHANDLER Name: Mark Chandler Title: Senior Vice President, Legal Services, General Counsel and Secretary

Dated: March 27, 2007

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 27, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*

(a)(1)(viii)	Form of Summary Advertisement as published on March 27, 2007 in The New York Times.

(a)(5)(i)	Joint Press Release issued by Cisco and WebEx on March 15, 2007. (1)

(a)(5)(ii)	Press Release issued by Cisco on March 27, 2007.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 15, 2007, by and among Cisco, the Purchaser and WebEx. (2)

(d)(2)	Tender and Voting Agreement, dated as of March 15, 2007, by and between Cisco and Subrah S. Iyar. (3)

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
(1)	Incorporated by reference to the Schedule TO filed by Cisco Systems, Inc. on March 15, 2007.
(2)	Incorporated by reference to Exhibit 2.1 of WebEx Communications, Inc.’s Current Report on Form 8-K (File No. 000-30849) filed March 15, 2007.
(3)	Incorporated by reference to Exhibit 99.1 of WebEx Communications, Inc.’s Current Report on Form 8-K (File No. 000-30849) filed March 15, 2007.